Sit Investment Associates
Mutual Funds Newsletter
Summer 2007



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

Volatility in both the bond and stock markets has increased recently due to the credit crunch, and it is important to understand the origins of the credit crisis and how markets are affected.

Historically low, albeit increasing, interest rates, mortgage equity withdrawals, and creative mortgage products fueled the housing market over the past several years. Homeowners, eager to take advantage of low interest rates, tapped out the equity in their homes by taking out home equity loans or refinancing. Increases in subprime and non-conforming loans—those that do not conform to Fannie Mae or Freddie Mac standards—and adjustable rate mortgages (ARMs) allowed record numbers of consumers to purchase homes. The resulting strong housing market supported consumer spending and helped fuel the economy – impacting both the stock and bond markets.

As interest rates increased, homeowners with adjustable rate mortgages, many of whom were subprime borrowers (buyers with less than ideal credit), struggled as their mortgages reset and payments jumped, which resulted in rising numbers of defaults. This began to impact financial institutions and leverage lending, another area of the credit market.

In the past, banks that provided financing for leveraged loan deals utilized protective clauses allowing them to back out of deals if credit market conditions changed dramatically. In recent years, these clauses were largely abandoned due to competition. This leaves banks and brokers on the hook for loans they committed to before credit spreads widened. If sold, these loans must be offered at a discount to account for currently wider spreads.

The article at the bottom of this page more thoroughly details the effects of the credit crunch on fixed-income markets.

In reaction to the credit issues and in anticipation of investor reaction, stock markets have been impacted as well. After reaching record highs, these markets have recently experienced volatility. An analysis of the stock market reaction and our investment strategies is included in the discussion of our equity funds on page three.

The long-term implications are difficult to predict, but we expect the credit crunch to impact the next 6 to 18 months and to be more of a re-pricing of risk than a global liquidity crisis. Despite this, we see opportunities in both the equity and fixed-income markets during this correction. Thus far, excluding housing, underlying economic factors are stable, which Peter Mitchelson presents in his "Investment Outlook and Strategy Summary" on page two of this newsletter.

Credit Concerns Affect Bond Markets

The effects of subprime mortgage problems are being felt in many areas of the fixed-income marketplace. Mortgage defaults are impacting the value of securities backed by these mortgages. Losses in these investments have triggered selling pressures and fear, thus setting off a chain reaction reaching other investments, regardless of their relationship to subprime mortgages.

> *Sit Bond Funds do not hold any securities directly related to the subprime mortgage problem.*

Until recently, institutional investors sought asset-backed securities for their higher yields, with some firms using these mortgage-related securities to secure loans to buy more in a bid to further increase returns in their portfolios. As interest rates climbed higher, sub-prime mortgages, especially those with adjustable rates (ARMs), began to default with greater frequency. Firms holding the lower-quality asset-backed securities began to experience heavy losses.

Ongoing deterioration in the sub-prime mortgage market caused credit rating agencies to lower their ratings on a number of asset-backed securities. In reaction, lenders then changed their margin minimums for loans, forcing firms that used these securities as collateral to come up with additional capital to meet the new requirements. In response, many firms turned to selling their more liquid securities to raise needed cash, but found demand weak. Prices, therefore, fell for a broad range of securities.

The pricing pressure and weak demand in this environment are due to technical issues, such as forced selling and negative investor sentiment, rather than fundamental issues. With the exception of the subprime market, the fundamentals of other securities are intact, and the economy, excluding housing, is still quite strong.

Sit Bond Funds do not hold any securities directly related to the sub-prime mortgage problem. As mentioned earlier, many other debt securities have been affected in this environment regardless of underlying fundamentals. Mike Brilley, Senior Fixed-Income Officer for Sit Investment Associates, Inc., believes this has created an opportunity to increase the yields in our tax-free portfolios, as municipal bonds have become more attractive. The default risk for these bonds has historically been very low.

Contact an Investor Services Representative at 800-332-5580 or via email at info@sitinvest.com if you have any questions regarding your Sit Mutual Fund holdings.

Investment Outlook and Strategy Summary

by Peter L. Mitchelson, CFA, Vice-Chairman



As documented in the following pages, the returns recorded by the Sit Mutual Funds in the first half of 2007 were quite satisfactory. Significant developments in the economy and financial markets have occurred in recent weeks, making a current update most timely.

Economic Outlook

In our previous newsletter, we noted the unusual statistical volatility in components of U.S. real GDP that combined to produce a very weak growth rate of only +0.6 percent in the first quarter of 2007. This volatility normalized in the second quarter as the initial estimate of real GDP growth roared back to a strong +3.4 percent pace.

The strength took place despite the fact that the important consumer sector decelerated sharply (see insert). The quarter's growth was derived from reversals in other sectors that were either abnormally depressed or are beginning recoveries from cyclical lows. Business spending accelerated, spurred by structures outlays. The change in private inventories moved from negative to positive, but less than expected, suggesting it could make further contributions in coming quarters. A surge in net exports was the largest single positive factor, a major reason being that imports recorded positive change after 14 straight quarters of negativity. The government sector turned positive, largely due to national defense.

As to the future, we have been forecasting second half 2007 real GDP growth in a range of +2.5 to +3.0 percent, a key factor being whether the consumer sector will rebound. It remains to be seen whether headlines about subprime mortgages and volatile financial markets will cause consumers to curtail spending further. Even if the domestic business sector remains vibrant, global growth stays strong (the IMF upgraded its forecast of global 2007 growth to +5.2 percent in late July) and inventory building shows further strength, there is no question about the sizable impact the U.S. consumer will have on second half GDP metrics.

July data on personal spending will be released by the government on August 31st and will be closely scrutinized. If necessary, we will make adjustments in our GDP forecasts. Inflation has been relatively stable in the +2-1/2 percent range for the Consumer Price Index, but is expected to be trending slightly up in the final months of the year.

Fixed Income

As expected, the Federal Reserve left the federal funds rate unchanged at 5.25 percent when it met on August 7th. In addition, it inched closer to a neutral monetary policy by adding several phrases to acknowledge financial market volatility, the tightening of credit, the ongoing housing correction, and that downside risks to growth have increased. Despite these concerns, the Fed still described the pace of economic growth as moderate and its primary policy concern that "inflation will fail to moderate as expected."

In the ten days following the FOMC meeting, conditions in financial markets continued to deteriorate with a variety of securities becoming progressively more difficult to value, finance and transact in. In response, the Fed took the unusual action on the morning of August 17th of cutting the primary credit discount rate 50 basis points to 5-3/4 percent and temporarily extending the term of borrowing to 30 days. The latter move was very strategic in that sense that it served to remove the stigma associated with use of the discount window facility. An important distinction of primary credit is that it is extended to sound financial institutions with limited restrictions on the use of the funds. Thus it allowed the banking system to bring to the discount window the types of collateral that markets were having difficulty financing. In the days following the Fed's action, several large banks used the discount window to encourage other financial institutions to follow suit.

In the aftermath of the Fed's moves, financial markets have been attempting to stabilize while the contraction continues among organizations involved in subprime lending, a relatively small component of the total mortgage market. A principal concern underlying the discount rate decision was that the "FOMC judges that the downside risks to growth have increased appreciably." For this reason, the odds have risen that the Fed will lower the federal funds rate at its September 18th meeting. In fixed-income portfolio strategies, we continue to focus on high quality securities that have the potential to outperform as the yield curve steepens.

Contributions to Percent Change in U.S. Real GDP

	1Q07	2Q07
Personal Cons. Exps.	2.56%	0.89%
Nonresid. Fixed Invs.	0.22	0.83
Residential Invs.	-0.93	-0.49
Inventory Change	-0.65	0.15
Net Exports	-0.51	1.18
Government	-0.09	0.82
Total GDP Growth	0.60%	3.38%

Equity Markets

Domestic equity markets gave up some ground in the month of June, but full second quarter common stock returns were solidly positive and year-to-date results were generally in the high single digits range. Growth stocks outperformed value stocks across all capitalization sizes.

Subsequent to June 30th, domestic stocks rallied in early July with the S & P 500 Index reaching a record high on July 19th. By the end of July, however, stocks declined by more than -5 percent from the peaks driven by continuing weakness in the housing sector, higher oil prices and growing problems in debt markets. The downward trend continued in early August, but a rebound occurred after the Fed's discount rate decision on August 17th.

While recent financial market gyrations can be unsettling, current fundamentals remain relatively satisfactory. With the exception of housing, the U.S. economy continues to advance, but will be heavily influenced by the trend of future consumer spending. Encouragingly, the rest of the world is enjoying strong economic growth, which will provide continuing demand for U.S. exports. The most probable scenario is that the economy and markets will muddle through the current credit crunch over the next few months, aided by the Fed's willingness to act as needed to mitigate the adverse effects arising from the disruptions in financial markets.

Our current equity strategies continue the themes of recent years. They include: (1) broad diversification across security holdings (typically 80 to 90 names); (2) relatively low portfolio turnover; (3) ongoing emphasis on above-average earnings growth industries, including technology and health care; and (4) carefully targeted weightings in sectors that present special opportunities, such as overweighting the oil drillers for their high earnings growth and underweighting finance due to interest rate and credit pressures.

Periods of duress normally create opportunity and we are researching sectors that benefit from an easing of Federal Reserve policy. Historically, these have included companies in consumer discretionary, financial and industrial sectors and we have them under active review.

Sit Mutual Funds Performance Summary: Second Quarter 2007

Equity Funds

Stocks posted solid returns for the second quarter of 2007, driven by surprisingly strong gains in corporate earnings and surging merger and acquisition activity. And, while equity markets began the third quarter on a positive note (with several indices reaching record highs in mid-July), a broad correction has taken place in recent weeks. The key source of volatility continues to be the weak housing market, which has led to credit concerns and "risk aversion" in the finance sector.

To be sure, the stock market could remain unsettled for a while as investors contemplate the duration and economic impact of tighter credit conditions in the U.S. However, we believe that a combination of an increasingly accommodative Federal Reserve and simply the passage of time will lead to greater stability and allow investors to focus on key positive fundamental factors supporting equities. First, the U.S. economy grew a solid +3.4% in the second quarter, and unemployment remains at very low levels. Second, equity valuations for stocks are attractive, particularly following the recent pull back. The S&P 500 Index is now trading at 15 times next-twelve-months earnings, representing an attractive level given the outlook for inflation and interest rates. And third, corporate balance sheets remain exceptionally strong, which should support continued growth in capital spending, share repurchases and dividend increases.

In light of underlying fundamentals, we believe that the current correction is providing attractive investment opportunities, particularly in high quality growth stocks. Importantly, growth stocks have outperformed value issues in recent months and we believe this trend is sustainable given relative valuations and our projections for moderate economic growth in the months ahead. In terms of current strategy, nothing has materially changed our key investment themes and sector strategies that we have emphasized over the past several years. The Funds remain well diversified among sectors, with a particular emphasis on traditional growth sectors, including health technology and electronic technology. In addition, we continue to overweight the energy, industrial services and producer manufacturing sectors, as these groups continue to benefit from supply/demand imbalances in commodities (particularly energy) and the surging "infrastructure" development in emerging economies. Conversely, we remain underweighted in the consumer durables, retail and finance sectors, as these groups are among the most vulnerable to weakening housing trends and high energy costs.

Global equity markets, in the second quarter, continued the upward trend seen in the first three months of the year, with April and May being particularly strong. Since the end of the second quarter, the global markets have been much more volatile as concerns of a potential subprime fallout in the U.S. and global economic expansion came into question. Even so, the Sit international equity funds performed well in the second quarter, building upon the gains seen in the first quarter and have continued the upward trend since the end of the second quarter. This positive performance was meaningfully helped by stock selection in Asia ex-Japan and Japan. Additionally, European financial and industrial holdings appreciated significantly for the quarter.

With healthy economies, favorable exchange rates, reform-oriented politicians, decreasing corporate tax rates, relatively limited geopolitical exposure, increasing liquidity, and reasonable absolute and relative valuation levels, we view Europe as an attractive investment environment, and therefore increased our emphasis in the region. In Japan, given anticipated lower total demand with the aging and declining population, the sluggish pace of overcoming deflation, a government macro policy that places more emphasis on preventing an asset bubble than cultivating markets, conservative profit guidance in corporate disclosure, and lack of an immediate catalyst, we slightly reduced the weight. Elsewhere in Asia we remain overweight through investments in consumer-oriented and commodity-exporting sectors. Our sector overweights remain information technology, energy, health care, and consumer staples, placing emphasis on companies with rising ROEs, high free cash flow yields, and rising earnings and dividends.

Fixed-Income

The second quarter of 2007 saw intermediate and long-term interest rates move higher, as investors responded to signs of continued economic growth during the quarter despite significant pronounced weakness in the housing market. The Federal Reserve continued to demonstrate an emphasis on fighting inflation at their June 28th policy meeting, reiterating their opinion that the economy continues to grow at an acceptable pace.

The Sit U.S. Government Securities Fund outperformed its benchmark during the quarter, due to strong levels of income received. Treasury bond holdings again detracted from returns during the quarter, as investors' preference for more risky assets caused prices on the safer treasury sector to underperform.

On the municipal side, short duration bonds produced higher returns than intermediate and longer duration bonds because interest rates rose and there was some steepening of the municipal yield curve during the quarter. The Sit Tax-Free Income Fund outperformed during the quarter because it experienced less price depreciation than the benchmark. All six of the Sit Tax-Free Income Funds' largest weighted sectors outperformed the benchmark, with the pre-refunded and transportation bonds performing the strongest.

The Sit Minnesota Tax-Free Income Fund earned above-benchmark returns across four of the Fund's six largest sectors, with the education and hospital sectors trailing the benchmark return. The Fund's income return remained the primary factor in its total return and outperformed during the quarter because of less price depreciation than the benchmark.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Net Asset Value
6/30/07: $43.99 Per Share
3/31/07: $41.01 Per Share

Total Net Assets
$125.7 Million

Weighted Avg. Mkt. Cap
$81.0 Billion

Portfolio Managers
Eugene D. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Avg. Annual Total Returns (%)*			
3 Month**	7.27%	6.86%	5.89%
6 Month**	8.86	8.12	7.18
1 Year	17.79	19.04	20.43
5 Years	11.04	9.28	11.33
10 Years	4.42	4.39	7.55
Inception***	11.20	12.04	13.62
Cumulative Total Returns (%)*			
1 Year	17.79%	19.04%	20.43%
5 Years	68.79	55.86	71.01
10 Years	54.04	53.67	107.04
Inception***	1298.47	1584.46	2287.89

**As of 6/30/07*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 13.9
Electronic Technology 11.5
Producer Manufacturing 10.8
Health Technology 10.4
Technology Services 8.3
Energy Minerals 8.1
Consumer Services 5.2
Sectors Less than 5.0% 27.5
Cash and Other Net Assets 4.3

Top Five Stock Holdings

1. General Electric Co.
2. Cisco Systems, Inc.
3. Schlumberger, Ltd.
4. Monsanto Co.
5. Franklin Resources, Inc.

Total Number of Holdings: 83

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Net Asset Value
6/30/07: $15.71 Per Share
3/31/07: $14.57 Per Share

Total Net Assets
$205.3 Million

Weighted Avg. Mkt. Cap
$12.8 Billion

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Avg. Annual Total Returns (%)*			
3 Month**	7.82%	6.75%	5.30%
6 Month**	12.37	10.98	9.90
1 Year	20.75	19.73	20.83
5 Years	14.71	15.45	16.39
10 Years	6.63	8.66	11.86
Inception	13.89	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	20.75%	19.73%	20.83%
5 Years	98.61	105.09	113.58
10 Years	90.09	129.41	206.74
Inception	2430.80	N/A	N/A

**As of 6/30/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 14.5
Technology Services 10.8
Electronic Technology 10.7
Finance 9.6
Producer Manufacturing 8.3
Energy Minerals 7.2
Industrial Services 6.2
Consumer Non-Durables 5.2
Sectors Less than 5% 25.6
Cash and Other Net Assets 1.9

Top Five Stock Holdings

1. Coach, Inc.
2. Celgene Corp.
3. Affiliated Managers Group, Inc.
4. Smith International, Inc.
5. McDermott International, Inc.

Total Number of Holdings: 86

Sit Small Cap Growth Fund
(SSMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matt T.Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
6/30/07: $40.14 Per Share
3/31/07: $36.17 Per Share

Total Net Assets
$105.8 Million

Weighted Avg. Mkt. Cap
$3.6 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Avg. Annual Total Returns (%)*			
3 Month**	10.97%	6.69%	4.42%
6 Month**	17.33	9.33	6.45
1 Year	19.96	16.83	16.43
5 Years	13.77	13.08	13.88
10 Years	10.50	5.28	9.06
Inception	13.89	8.20	11.47
Cumulative Total Returns (%)*			
1 Year	19.96%	16.83%	16.43%
5 Years	90.60	84.91	91.53
10 Years	171.39	67.31	138.03
Inception	442.95	178.66	310.61

**As of 6/30/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 15.9
Electronic Technology 13.0
Producer Manufacturing 10.0
Technology Services 9.2
Industrial Services 8.3
Energy Minerals 7.6
Health Services 6.6
Finance 6.0
Sectors Less than 5% 22.0
Cash and Other Net Assets 1.4

Top Five Stock Holdings

1. Frontier Oil Corp.
2. Commscope Inc.
3. Affiliated Managers Group, Inc.
4. Arena Resources, Inc.
5. Southwestern Energy Co.

Total Number of Holdings: 91

Sit Science and Technology Growth Fund
(SISTX)

Inception 12/31/97

Portfolio Managers
Eugene C. Sit, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Mark A. Pepper

Net Asset Value
6/30/07: $11.47 Per Share
3/31/07: $10.60 Per Share

Total Net Assets
$12.0 Million

Weighted Avg. Mkt. Cap
$45.6 Billion

Total Returns (%)

	Sit Science & Technology Growth Fund	NYSE Arca Tech 100 Index	NASDAQ Composite Price Index
Avg. Annual Total Returns (%)*			
3 Month**	8.21%	7.26%	7.50%
6 Month**	6.70	8.01	7.79
1 Year	14.47	20.59	19.85
3 Years	4.61	8.74	8.33
5 Years	8.81	12.99	12.21
Inception	1.79	13.22	5.46
Cumulative Total Returns (%)*			
1 Year	14.47%	20.59%	19.85%
3 Years	14.47	28.58	27.12
5 Years	52.53	84.13	77.91
Inception	18.38	225.45	65.77

**As of 6/30/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 37.5
Health Technology 31.9
Technology Services 26.6
Sectors less than 5.0% 3.5
Cash and Other Net Assets 0.5

Top Five Stock Holdings

1. Cisco Systems, Inc.
2. Google, Inc.
3. Celgene Corp.
4. Apple Computer, Inc.
5. Genentech, Inc.

Total Number of Holdings: 58

Sit International Growth Fund
(SNGRX)

Inception 11/1/91

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
6/30/07: $18.70 Per Share
3/31/07: $17.22 Per Share

Total Net Assets
$39.5 Million

Weighted Avg. Mkt. Cap
$58.2 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Avg. Annual Total Returns (%)*			
3 Month**	8.59%	6.66%	6.40%
6 Month**	10.85	11.94	10.74
1 Year	21.87	25.29	27.00
5 Years	12.16	15.37	17.73
10 Years	2.25	5.18	7.66
Inception	6.33	5.86	8.22
Cumulative Total Returns (%)*			
1 Year	21.87%	25.29%	27.00%
5 Years	77.52	104.41	126.19
10 Years	24.89	65.76	109.20
Inception	161.70	144.12	245.16

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 23.9
Health Technology 8.2
Consumer Non-Durables 8.0
Communications 7.2
Non-Energy Minerals 7.0
Sectors Less than 7% 45.0
Cash and Other Net Assets 0.7

Portfolio Structure by Region



Europe 57.3 67.5
Asia 35.4 32.5
Other 6.6 0.0
Cash & Other Net Assets 0.7 0.0
Sit Int'l Growth Fund
Morgan Stanley EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Veolia Environment
4. Schlumberger, Ltd.
5. Vestas Wind Systems, Inc.

Total Number of Holdings: 90

Sit Developing Markets Growth Fund
(SDMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Net Asset Value
6/30/07: $24.94 Per Share
3/31/07: $21.70 Per Share

Total Net Assets
$18.4 Million

Weighted Avg. Mkt. Cap
$37.1 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Avg. Annual Total Returns (%)*			
3 Month**	14.93%	14.06%	13.91%
6 Month**	19.65	16.11	15.35
1 Year	43.82	41.76	43.32
5 Years	25.54	27.08	25.90
10 Years	6.85	6.70	6.53
Inception	7.44	6.29	N/A
Cumulative Total Returns (%)*			
1 Year	43.82%	41.76%	43.32%
5 Years	211.84	231.41	216.33
10 Years	93.95	91.24	88.31
Inception	154.49	121.15	N/A

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 12.5
Non-Energy Minerals 12.2
Electronic Technology 12.1
Communications 11.9
Energy Minerals 9.5
Consumer Services 7.8
Utilities 7.6
Retail Trade 5.6
Sectors Less than 5% 16.3
Cash and Other Net Assets 4.5

Portfolio Structure by Region



Asia 61.8 53.7
Latin America 23.1 20.4
Europe 5.6 14.8
Africa/Middle East 4.1 11.1
North America 0.9 0.0
Cash and Other Net Assets 4.5 0.0
Sit Dev. Mkts. Growth Fund
Morgan Stanley Emerging Mkts. Index

Top Five Stock Holdings

1. America Movil, A.D.R.
2. Samsung Electronics
3. Companhia Vale do Rio Doce, A.D.R.
4. BHP Billiton, Ltd., A.D.R.
5. Hon Hai Precision, G.D.R.

Total Number of Holdings: 78

Sit Dividend Growth Fund[1]

Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

	Class I	Class S
Net Asset Value Per Share		
6/30/07:	$14.42	$14.39
3/31/07:	$13.61	$13.59
Total Net Assets (Million)	$37.7	$2.8
Weighted Avg. Market Cap	$81.5 Billion	

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

Total Returns (%)
Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	6.40%	9.29%	21.48%	15.52%	N/A	13.74%
S&P 500 Index	6.28	6.96	20.59	11.67	N/A	11.00
Class S[1]	6.27	9.07	21.02	N/A	N/A	16.75
S&P 500 Index	6.28	6.96	20.59	N/A	N/A	14.82
Cumulative Total Returns (%)*						
Class I	6.40%	9.29%	21.48%	54.17%	N/A	56.88%
S&P 500 Index	6.28	6.96	20.59	39.27	N/A	44.07
Class S[1]	6.27	9.07	21.02	N/A	N/A	21.35
S&P 500 Index	6.28	6.96	20.59	N/A	N/A	18.85

* *As of 6/30/07*
** *Not Annualized*
*** *Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance
21.9
Producer Manufacturing
13.2
Health Technology
11.7
Consumer Non-Durables
9.1
Energy Minerals
9.1
Sectors Less than 5%
33.0
Cash and Other Net Assets
2.0

Top Five Stock Holdings

1. General Electric Co.
2. Total S.A.
3. Citigroup, Inc.
4. Marathon Oil Corp.
5. Wells Fargo & Co.

Total Number of Holdings: 85

[1] Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available before this date for this Class. The annual returns shown for the Class I shares for this Fund would be substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Annual returns will differ only to the extent that the classes do not have the same expenses.

Sit Balanced Fund

(SIBAX)
Inception 7/1/94

Net Asset Value
6/30/07: $16.93 Per Share
3/31/07: $16.25 Per Share

Total Net Assets
$12.5 Million

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Bryce A. Doty, CFA

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Avg. Annual Total Returns (%)*			
3 Month**	4.65%	6.28%	-0.52%
6 Month**	6.15	6.96	0.98
1 Year	14.24	20.59	6.12
5 Years	8.83	10.71	4.48
10 Years	5.45	7.13	6.02
Inception	7.85	11.04	6.03
Cumulative Total Returns (%)*			
1 Year	14.24%	20.59%	6.12%
5 Years	52.69	66.30	24.52
10 Years	70.06	99.07	79.37
Inception	177.61	311.47	120.41

**As of 6/30/07*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets
2.1%
Bonds
34.3%
Equities
63.6%

Top Five Stock Holdings

1. Schlumberger Ltd.
2. General Electric Co.
3. Microsoft Corp.
4. Cisco Systems, Inc.
5. Comcast Corp.

Total Number of Holdings: 161

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
6/30/07: $10.44 Per Share
3/31/07: $10.56 Per Share

Total Net Assets: $197.8 Million
30-Day SEC Yield: 4.95%
12-Month Distribution Rate: 4.77%
Average Maturity: 19.3 Years
Effective Duration: 2.9 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.12%	0.00%	-0.86%
6 Month**	1.79	1.53	N/A
1 Year	5.48	5.43	4.95
5 Years	3.13	3.50	3.49
10 Years	4.92	5.35	5.06
Inception	6.54	6.68	6.23
Cumulative Total Returns (%)*			
1 Year	5.48%	5.43%	4.95%
5 Year	16.66	18.78	18.73
10 Years	61.59	68.41	63.89
Inception	256.97	266.65	236.94

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Collateralized Mortgage Obligations 32.7
FNMA Pass-Through 24.0
GNMA Pass-Through 13.3
U.S. Treasury 11.9
FHLMC Pass-Through 8.8
Sectors less than 5.0% 0.3
Cash & Other Net Assets 9.0

Estimated Average Life Profile



9.0%
79.3%
10.6%
0.0%
1.1%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/07: $9.63 Per Share
3/31/07: $9.72 Per Share

Total Net Assets: $380.8 Million
30-Day SEC Yield: 4.31%
Tax Equivalent Yield: 6.63%[1]
12-Month Distribution Rate: 3.99%
Average Maturity: 15.7 Years
Duration to Est. Avg. Life: 4.6 Years[2]
Implied Duration: 5.1 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.09%	-0.32%	-0.67%
6 Month**	0.90	0.61	N/A
1 Year	4.17	3.85	4.66
5 Years	3.51	3.22	4.50
10 Years	4.21	4.51	4.92
Inception	5.78	5.68	6.26
Cumulative Total Returns (%)*			
1 Year	4.17%	3.85%	4.66%
5 Years	18.81	17.14	24.60
10 Years	51.10	55.41	61.63
Inception	196.87	181.87	212.42

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 21.9
Insured 21.4
Multifamily Mortgage Revenue 14.4
Other Revenue 13.7
Education/Student Loan 9.0
Sectors less than 5.0% 21.0
Cash & Other Net Assets (1.4)

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	2.6
BBB	5.6
BB	10.5
<BB	0.0
Total	18.7%



Not Rated 18.7%
Other Assets & Liabilities 0.0%
AAA 28.5%
Less Than BBB 2.1%
AA 6.5%
BBB 28.7%
A 15.5%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/07: $10.09 Per Share
3/31/07: $10.21 Per Share

Total Net Assets: $291.5 Million
30-Day SEC Yield: 4.43%
Tax Equivalent Yield: 7.40%[1]
12-Month Distribution Rate: 4.17%
Average Maturity: 15.2 Years
Duration to Est. Avg. Life: 4.6 Years[2]
Implied Duration: 4.9 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	-0.13%	-0.32%	-0.67%
6 Month**	0.71	0.61	N/A
1 Year	4.45	3.85	4.10
5 Years	4.33	3.22	4.19
10 Years	4.62	4.51	4.67
Inception	5.07	4.65	4.73
Cumulative Total Returns (%)*			
1 Year	4.45%	3.85%	4.10%
5 Years	23.63	17.14	22.79
10 Years	57.03	55.41	57.86
Inception	95.82	85.51	87.35

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
23.2
Multifamily Mortgage Revenue
22.6
Education/ Student Loan
10.2
Other Revenue
9.7
Insured
7.0
ETM/ PRE-REF
6.9
Single Family Mortgage
6.4
Sectors less than 5.0%
11.1
Cash & Other Net Assets
2.9

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.5%
AA	0.7
A	7.7
BBB	21.3
BB	8.7
<BB	0.3
Total	39.2



Other Assets & Liabilities 2.9%
AAA 21.5%
AA 6.7%
A 12.2%
BBB 15.1%
Less Than BBB 2.4%
Not Rated 39.2%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Florida Tax-Free Income Fund

(SFLIX)

Inception 12/31/03

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/07: $9.93 Per Share
3/31/07: $9.99 Per Share

Total Net Assets: $2.5 Million
30-Day SEC Yield: 3.95%
Tax Equivalent Yield: 6.08%[1]
12-Month Distribution Rate: 3.63%
Average Maturity: 10.5 Years
Duration to Est. Avg. Life: 2.4 Years[2]
Implied Duration: 3.2 Years[2]

Total Returns (%)

	Sit FL Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper FL Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.30%	-0.32%	-0.65%
6 Month**	1.12	0.61	n/a
1 Year	4.00	3.85	4.43
3 Years	3.43	2.85	4.42
5 Years	n/a	n/a	n/a
Inception	3.07	2.17	3.58
Cumulative Total Returns (%)*			
1 Year	4.00%	3.85%	4.43%
3 Years	10.64	8.79	13.84
5 Years	n/a	n/a	n/a
Inception	11.15	7.81	13.09

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Insured
35.6
Other Revenue
21.5
Multifamily Mortgage Revenue
18.8
Hospital/Health Care
6.0
Sectors less than 5.0%
3.6
Cash & Other Net Assets
14.5

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	0.0
BBB	0.0
BB	23.3
Total	23.3%



Other Assets & Liabilities 14.5%
Less Than BBB 1.8%
AAA 35.4%
AA 6.8%
A 4.6%
BBB 13.6%
Not Rated 23.3%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
6/30/07: $1.00 Per Share
3/31/07: $1.00 Per Share

Total Net Assets: $49.7 Million
7-Day Simple Yield: 4.84%[1]
7-Day Effective Yield: 4.96%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Avg. Annual Total Returns (%)*			
3 Month**	1.20%	1.23%	1.18%
6 Month**	2.42	2.52	N/A
1 Year	4.90	5.14	4.82
5 Years	2.38	2.79	2.30
10 Years	3.47	3.69	3.43
Inception	3.82	4.07	3.77
Cumulative Total Returns (%)*			
1 Year	4.90%	5.14%	4.82%
5 Years	12.46	14.73	12.02
10 Years	40.70	43.72	40.13
Inception	66.95	72.54	65.84

*As of 6/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


U.S. Government Securities 13.0
Diversified Finance 12.6
Asset Backed 12.0
Financial Services 12.0
Consumer Loan Finance 8.1
Insurance 8.1
Captive Equipment Finance 8.0
Sectors less than 5.0% 23.8
Cash & Other Net Assets 2.4

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.


First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1]The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

Annual Shareholder Event Set for October 22nd

The Edina Country Club is once again the site for the Sit Mutual Funds annual shareholder event on Monday, October 22nd. We'll return to our traditional midday format, with lunch beginning at 11:30 and the program at 11:45. (Last year's 25th Anniversary Celebration was an evening event.)

Lord Marlesford, who spoke at the 2005 luncheon, returns as guest speaker this year. He'll bring us up to date on European economic and political issues and, in particular, the United Kingdom's multi-ethnic factions and terrorism. Marlesford is a member of Britain's House of Lords and serves on the influential House of Lords Select Committee on the European Union. He also acts as a consultant to companies on European and world affairs.

Sit Mutual Funds Directors Dr. Sidney Jones and Former Congressman William Frenzel will also speak at this year's event. Jones will cover the recent financial turmoil and its implications for the U.S. economy. Frenzel will share his insights about the upcoming 2008 elections and policy outlook.

Chairman Gene Sit will present the Firm's investment outlook and strategy prior to joining the other speakers and Sit Mutual Funds' Peter L. Mitchelson, Roger Sit, and Mike Brilley to take questions from the audience.

Luncheon invitations will be mailed to Sit shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota, but all shareholders are welcome. If you live outside these states and wish to attend the luncheon, please call **612-359-2606** or email **meetings@sitinvest.com**.

Tax-Free IRA Withdrawal Deadline is December 31, 2007

Individuals age 70½ and older can make a tax-free distribution from their Traditional or Roth IRA if the withdrawal is made by the end of this year. There is a $100,000 limit and the distribution must be paid directly to a public charity. Since the withdrawal is not considered taxable income, a tax deduction cannot be taken. The distribution is considered part of an IRA owner's Required Minimum Distribution.

SIT MUTUAL FUND PRICES

Sit Mutual Funds provides its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) on its website and by phone:

- **Website: www.sitfunds.com**

- **Telephone: 800-332-5580**
  Automated: Access to Funds' daily prices is available 24 hours a day.
  Live: Investor Services Representatives can provide current Fund prices from 7:30 a.m. to 5:30 p.m. CST, Monday through Friday.

Getting Ready for College *by Steve Benjamin, CEBS, CRPC*

The World War II generation got a taste of higher education through the G.I. Bill and made it a point to supplement or pay their kids' tuition. It was a struggle, but a far more manageable one than it is today. According to the College Board, the annual cost of an education at a four-year public college is $12,800 and at a four-year private college $30,400. And – gulp! – that's just for one year.

Is it worth it? You decide. In 2005, men between the ages of 25-34 with a bachelor's degree earned, on average, 63% more than those with a high school diploma (up from 37% in 1985). For women, the gap was an astonishing 70% (up from 47% in 1985). So for a high school graduate earning $30,000, a man with a college degree would earn $48,900 and a woman $51,000, on average.

Parents may want to get their child involved in the college planning process as they move through the teenage years. There are tests to take, colleges to visit, applications to complete, financial aid lingo to understand and, well, you get the idea. Putting together a project plan during high school may prevent a family from becoming overwhelmed with all there is to do and keep everyone on track as college approaches. A helpful chart that includes tasks to complete and their deadlines can be downloaded at www.collegegold.com/calculatecost/payforcollegegantt.

Eventually, funds will be needed to pay for college. Generally, the money will come from three sources.

Family

Parents who start a college savings account as soon as their baby is brought home from the hospital may be able to maximize the benefits of compounding interest or equity returns for 18 years. (Consider opening a Coverdell Education Savings Account with us. See table below.) Even small amounts invested over time could grow significantly by the time a child leaves for college. Additionally, parents may want to require that their child contribute a portion of any part-time job income into the college fund. Parents unable or unwilling to save until a child is in high school may not have to concern themselves with how the market performs but, deprived of the potential of many years of even average investment returns, they could be forced to cough up a lot of money in a short time out of current income.

A word of caution: parents should not overlook saving for their own retirement. They may be able to borrow money to help fund their child's education but they won't be able to borrow their way through retirement.

Financial Aid

Generally, financial aid can be divided into two groups: governmental aid and institutional (i.e. college specific) aid. If there is any possibility that there will be a shortfall in paying for college after accounting for savings, grants and scholarships, the Free Application for Federal Student Aid (FAFSA) should be completed. A student cannot qualify for federal loans until the FAFSA is submitted. To speed the process, the FAFSA should be completed as soon as possible after January 1st of the student's senior year in high school at www.fafsa.ed.gov.

Once the FAFSA is processed, the Department of Education determines financial need and the parent's Expected Financial Contribution (EFC). If parents are unable to cover the EFC, the student and parents must determine how to close the gap. A family can estimate their EFC ahead of time by going to www.finaid.org/calculators/quickefc.phtml.

Scholarships

Students can learn about local scholarships from their high school guidance counselor. In addition, two Web sites host a large database listing a variety of different scholarships (www.fastweb.com, www.collegeboard.com). For example, there are scholarships for welding, knitting, bowling, surfing and even singing the national anthem.

Completing scholarship applications takes time but can be worth the effort. For example, if a student spends 25 hours applying for 10 different scholarships and wins 3 scholarships worth a total of $5,000, that equals $200 per hour of work.

Financially, there are few things more challenging for parents than ensuring that their children will have enough money to pay for college. But the payoff – the likelihood that a college education will expand their child's opportunities to enjoy a gratifying career and a higher lifetime income – is worth the effort.

Sit Mutual Funds Coverdell Education Savings Account	
Annual Contribution and Age Limit	$2,000 until the minor turns age 18.
Income Limits on Contributor	Phases out for single tax fiLers between $95,000 - $110,000; for joint tax filers between $190,000-$220,000.
Who Controls the Account?	The "Responsible Individual" (usually a parent).
Tax-deferred Growth?	Yes.
Tax-free Withdrawals?	Withdrawals used to pay "qualified education expenses" are income tax-free.
Can the Minor on the Account be Changed?	Account can usually be transferred to a member of the same family.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

postal indicia

Shareholder Information

View Statements Online

View your statements anytime on our website, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." Your existing personal identification number (PIN) will allow you to access your statements. If you need a PIN, please call an Investor Services Representative at 800-332-5580.